UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number _________000-52604_________

____________________________________Tidewater Futures Fund L.P.____________________________________
(Exact name of registrant as specified in its charter)

__c/o Ceres Managed Futures LLC, 522 Fifth Avenue, 14th Floor, New York, New York 10036, (855) 672-4468__
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_________________________________Units of Limited Partnership Interest_________________________________
(Title of each class of securities covered by this Form)

________________________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	___
Rule 12h-3(b)(1)(i)	___
Rule 12h-3(b)(1)(ii)	___
Rule 15d-6	___

Approximate number of holders of record as of the certification or notice date:      202

Pursuant to the requirements of the Securities Exchange Act of 1934, Tidewater Futures Fund L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 30, 2014	By: /s/ Alper Daglioglu Name: Alper Daglioglu Title: President and Director of the General Partner

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
SEC 2069 (02-08)	a currently valid OMB control number.